UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GENERATION INCOME PROPERTIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37149D204
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐Rule 13d-1(c)
☒ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS John Robert Sierra Sr. Revocable Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 226,100*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 226,100*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,100*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%**
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*Includes 100,000 warrants to purchase shares of Class A common stock.

**Percent of class is calculated based on 2,507,783 shares of Common Stock of the Issuer outstanding as of February 12, 2023.

1		NAME OF REPORTING PERSONS John Robert Sierra Sr., as Trustee of John Robert Sierra Sr Revocable Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 226,100*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 226,100*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,100*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%**
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*Includes 100,000 warrants to purchase shares of Class A common stock.

**Percent of class is calculated based on 2,507,783 shares of Common Stock of the Issuer outstanding as of February 12, 2023.

Item 1(a).	Name of Issuer:

Generation Income Properties, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

401 East Jackson Street, Suite 3300, Tampa, Florida 33602.

Item 2(a).	Name of Person Filing:

John Robert Sierra Sr. Revocable Family Trust (the “Trust”) and John Robert Sierra Sr., as Trustee of John Robert Sierra Sr. Revocable Family Trust (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 14, 2022, a copy of which is filed as Exhibit 1 to this Schedule 13G.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Persons is 509 Guisando de Avila, Suite 200, Tampa FL 33613.

Item 2(c).	Citizenship:

The Trust is a Florida trust.

John Robert Sierra Sr. is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

37149D204

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

(a)
Amount Beneficially Owned: 226,100 shares of common stock owned by the Trust.  The amount includes 100,000 warrants to purchase shares of common stock.  John Robert Sierra Sr. is the sole trustee of the Trust, and by virtue of such relationship, is deemed to have shared voting and investment power with respect to the common stock held by the Trust.

(b)	Percent of Class: 8.7% (Percent of class is calculated based on 2,507,783 shares of Common Stock of the Issuer outstanding as of February 12, 2023).

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 226,100

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 226,100

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 16, 2023

JOHN ROBERT SIERRA SR. REVOCABLE FAMILY TRUST

/s/ John Robert Sierra Sr.
By: John Robert Sierra Sr.
Its: Trustee

JOHN ROBERT SIERRA SR.

/s/ John Robert Sierra Sr.
John Robert Sierra Sr., as Trustee of John Robert Sierra Sr. Revocable Family Trust

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G (as so amended, the “Schedule 13G”) with respect to the common stock of Generation Income Properties, Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated February 16, 2022

JOHN ROBERT SIERRA SR. REVOCABLE FAMILY TRUST

/s/ John Robert Sierra Sr.
By: John Robert Sierra Sr.
Its: Trustee

JOHN ROBERT SIERRA SR.

/s/ John Robert Sierra Sr.
John Robert Sierra Sr., as Trustee of John Robert Sierra Sr. Revocable Family Trust